AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NUGENEREX IMMUNO-ONCOLOGY, INC.

Incorporated on October 8, 1993

The undersigned, being the Chief Executive Officer of NuGenerex Immuno-Oncology, Inc., a Delaware corporation, originally incorporated as Antigen Express, Inc. on October 8, 1993 hereby certifies that the following Amended and Restated Certificate of Incorporation has, pursuant to Sections 242(b) and 245 of the Delaware General Corporation Law (the “DGCL”), been adopted by the Board of Directors of the Corporation via written consent to action without a meeting and by written consent to action without a meeting by the majority shareholder of the Corporation and shall be executed, acknowledged and filed and shall become effective in accordance with Section 103 of the DGCL.

FIRST: The name of the Corporation is NuGenerex Immuno-Oncology, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington DE 19805, New Castle County. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is as follows:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The aggregate number of shares of all classes of stock that this Corporation shall have the authority to issue is 760,000,000 shares, consisting of (a) 750,000,000 shares of common stock, par value $.001 per share, and (b) 10,000,000 shares of preferred stock, par value $.001 per share. The preferred stock may be issued in one or more series and may have preferences as to dividends and to liquidation of the Corporation. The Board of Directors of the Corporation shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock or any series thereof.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. Election of directors need not be by written ballot.

2. The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

SIXTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and the Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

EIGHTH: Section 203 of the General Corporation Law of Delaware, as amended, shall not be applicable to this corporation.

 THIS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this 10th day of March, 2020.

By:	/s/ Joseph Moscato
Joseph Moscato, Chief Executive Officer